SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2008

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

                   Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant) By: /s/ Oded Bashan —————————————— Oded Bashan Chief Executive Officer and Chairman

Date: July 3, 2008

For Immediate Release

OTI AWARDED $2 MILLION CONTRACT TO UPGRADE PERMANENT VOTER REGISTRY AND ISSUE BIOMETRIC VOTER CARDS FOR AFRICAN COUNTRY

OTI's Voter ID System, Based on its Magna(TM)Platform, Performs Electorate and Candidate Management to Ensure "One Person – One Vote”

Fort Lee, NJ – July 01, 2008 – On Track Innovations Ltd, (OTI) (NASDAQ-GM: OTIV), a global leader in contactless microprocessor-based smart card solutions for homeland security, payments, petroleum payments, eID Systems and other applications, announced today that it has signed a contract with the Electoral Commission of an African Country to implement the upgrade of the Country’s Permanent Voter Registry, including new biometric-based voter cards. The value of the initial contract is over $2 million, with more than $1 Million expected to be realized in 2008.

The project’s objectives are to verify the voter identity, detect and avoid double registration attempts, and issue a new Voter ID card bearing advanced security features, which will be used in the next elections. The system will ensure “one person – one vote”.

As part of the contract, OTI will supply its end-to-end solution, based on its proprietary state-of-the-art Voter ID Registry Magna™ platform. OTI’s Voter ID system provides advanced software for electorate management, a candidate management system, objections & appeals handling and provides secure biometric voter ID cards to all of the country’s eligible citizens. OTI will also provide mobile enrollment stations, and will incorporate a biometric Automatic Fingerprint Identification System (AFIS).

OTI’s solution supports both online and offline communication, thereby allowing every citizen, from cities to rural areas to vote, regardless of the area’s communication infrastructure. The solution is designed to provide maximum accuracy and security while being user friendly.

Oded Bashan, Chairman and CEO of OTI, stated, “OTI’s Magna™ system demonstrates our breadth of solutions, as our voter ID card is a natural extension of national ID cards and electronic passports. OTI’s end-to-end Magna ™ based solution, complemented by the company’s knowledge and experience, allows countries to access a quick and cost effective path to implement secured identification and verification needs, regardless of the country’s size and telecommunication infrastructure.”

Mr. Bashan continued, “This project is another example of OTI’s successful integration of complementary technologies, products and capabilities with those we acquired from SuperCom 18 months ago.”

About OTI

Established in 1990, OTI (NASDAQ-GM: OTIV) designs, develops and markets secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets. Applications developed by OTI include product solutions for petroleum payment systems, homeland security solutions, electronic passports and IDs, payments, mass transit ticketing, parking, loyalty programs and secure campuses. OTI has a global network of regional offices to market and support its products. The company was awarded the Frost & Sullivan 2005 and 2006 Company of the Year Award in the field of smart cards.

For more information on OTI, visit www.otiglobal.com, the content of which is not part of this press release.

Safe Harbor for Forward-Looking Statements:

This press release may contain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Whenever we use words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate” or similar expressions, we are making forward-looking statements. Because such statements deal with future events and are based on OTI’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of OTI could differ materially from those described in or implied by the statements in this press release. For example, forward-looking statements include statements regarding our goals, beliefs, future growth strategies, objectives, plans or current expectations, such as those regarding the expected income to be generated from the upgrade of the African Country’s Permanent Voter Register including new biometric-based voter cards or regarding the superiority of our technology and solutions. Forward-looking statements could be impacted by market acceptance of new and existing products and our ability to execute production on orders, as well as the other risk factors discussed in OTI’s Annual Report on Form 20-F for the year ended December 31, 2007, which is on file with the Securities and Exchange Commission. Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. Except as otherwise required by law, OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

OTI Contact:	Investor Relations
Galit Mendelson	Paul Holm
Vice President of Corporate Relations	portfoliopr
201 944 5200 ext. 111	212 888 4570
galit@otiglobal.com	paulh@portfoliopr.biz